Exhibit 99.2

QUOTE INDEMNIFICATION AGREEMENT

THIS QUOTE INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the 6th day of March 2009 by and between SolarWinds, Inc., a Delaware corporation with offices at 3711 S. MoPac Expressway, Building Two, Austin, Texas 78746 (the “Issuer”) and Gartner, Inc., a Delaware corporation with offices at 56 Top Gallant Road, Stamford, Connecticut 06902-7700 (“Gartner”).

Gartner hereby consents to the quotation by Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 21, 2009 (“the Filing”) of the Gartner material set forth on the attached Exhibit A (“Gartner Material”), subject to the terms and conditions set forth herein.

In consideration of Gartner’s consent as set forth above, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer hereby agrees:

(a)	that the Gartner Material shall be presented in the Filing (i) as representing data, research opinion or viewpoints published by Gartner, and not as a representation of fact; and (ii) in a manner that informs the reader of the Filing that he/she assumes sole responsibility for his/her selection of or reliance on the Gartner Material in making any decision, including any investment decision;
(b)	that Gartner disclaims all warranties, express or implied, statutory or otherwise, including, without limitation, any implied warranties of merchantability of fitness for a particular purpose, and warranties as to accuracy, completeness or adequacy of the Gartner Material;
(c)	that the Gartner Material speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the Gartner Material are subject to change without notice;
(d)	that Gartner shall have no liability for errors, omissions or inadequacies in the Gartner Material or for any interpretations of the Gartner Material;
(e)	that Gartner does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the Gartner Material; and
(f)	that Gartner is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Issuer agrees to indemnify and hold harmless Gartner, its directors, officers, directors, shareholders, employees and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.

This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, without reference to conflict of law principles. This Agreement shall remain in effect so long as the Filing, including any post-effective amendment thereto, remains effective under the federal securities laws.

SolarWinds, Inc.		Gartner, Inc.

By:	/s/ Kevin Thompson	By:	/s/ Jane Wright
Name:	Kevin B. Thompson	Name:	Jane Wright
Its duly authorized:	President, COO & CFO	Its duly authorized:	Vendor Relations Manager
Date:	March 6, 2009	Date:	3-6-09

Exhibit A

See attached.